UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
__________

FORM 11-K

(Mark one)

 X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 2005
OR

    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the transition period from             to

Commission file number 1-14766

Full title of the plan and the address of the plan, if different from that of the issuer named below:

Rochester Gas and Electric Corporation
  Savings Plus Plan
88 East Avenue
Rochester, New York 14649

Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office:

Energy East Corporation
52 Farm View Drive
New Gloucester, Maine 04260-5116

REQUIRED INFORMATION

The Rochester Gas and Electric Corporation Savings Plus Plan (Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan for the two fiscal years ended December 31, 2005 and 2004 and supplemental schedules, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee to administer the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Rochester Gas and Electric Corporation
Savings Plus Plan

Date: June 29, 2006	By /s/Richard R. Benson Richard R. Benson Committee Member
Date: June 29, 2006	By /s/Robert D. Kump Robert D. Kump Committee Member
Date: June 29, 2006	By /s/Joseph Syta Joseph Syta Committee Member
Date: June 29, 2006	By /s/F. Michael McClain F. Michael McClain Committee Member

APPENDIX 1

ROCHESTER GAS AND ELECTRIC CORPORATION
SAVINGS PLUS PLAN

STATEMENTS OF NET ASSETS AS OF DECEMBER 31, 2005 and 2004
STATEMENT OF CHANGES IN NET ASSETS FOR THE YEARS ENDED
DECEMBER 31, 2005, and 2004
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2005

Rochester Gas and Electric Corporation
Savings Plus Plan
Index to Financial Statements and Supplemental Schedule

*Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

To the Participants and Administrative Committee of the
Rochester Gas & Electric Corporation
   Savings Plus Plan

We have audited the accompanying statements of net assets available for benefits of the Rochester Gas & Electric Corporation Savings Plus Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Rochester Gas & Electric Corporation Savings Plus Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years ended December 31, 2005 and 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Baker, Newman & Noyes Limited Liability Company
Portland, Maine June 21, 2006

Rochester Gas and Electric Corporation
Savings Plus Plan
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004
	2005	2004

Assets:
Investments:
Registered Investment Companies	$ 178,846,730	$ 181,172,505
Stable Value Fund	70,315,902	72,032,782
Energy East Corporation Stock Fund	13,800,491	15,757,354
Participant loans	4,684,317	5,174,733

	267,647,440	274,137,374

Receivables:
Due from Broker for securities sold	-	737
Miscellaneous Contributions	5,871	6,479
Miscellaneous Loan Transactions - Net	-	191
Contributions Receivable	285,888	127,668

	291,759	135,075

Net assets available for benefits	$ 267,939,199	$ 274,272,449

See notes to financial statements.

Rochester Gas and Electric Corporation
Savings Plus Plan
Statements of Changes in Net Assets Available for Benefits
Year Ended December 31, 2005 and 2004
	2005	2004

Additions:
Investment income:
Net appreciation in fair value of investments	$ 4,566,890	$ 19,882,445
Interest and dividends	8,241,647	8,879,133

	12,808,537	28,761,578

Contributions:
Participant	7,651,007	10,855,139
Employer	2,104,971	2,617,039
Contributions Receivable - Employer	93,966	20,088
Contributions Receivable - Employee	64,254	107,580
Transfers from other qualified plans	-	168,892

	9,914,198	13,768,738

Total additions	22,722,735	42,530,316

Deductions:
Benefits paid to participants	22,266,546	75,305,191
Transfers to other qualified plans	6,789,439	1,620,053

Total deductions	29,055,985	76,925,244

Net increase (decrease)	(6,333,250)	(34,394,928)
Net assets available for benefits: Beginning of year	274,272,449	308,667,377

End of year	$ 267,939,199	$ 274,272,449

See notes to financial statements.

Rochester Gas and Electric Corporation
Savings Plus Plan
Notes to Financial Statements
December 31, 2005 and 2004

1.   DESCRIPTION OF THE PLAN

The following description of the Rochester Gas and Electric Corporation Savings Plus Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan was established, effective January 1, 1985, by the Company under the provisions of Section 401(a) of the Internal Revenue Code (Code), and it includes a qualified cash or deferred arrangement as described in Section 401(k) of the Code for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan Administrator is the Company and an Administrative Committee has been appointed to serve as manager of the Plan.

The Plan is a defined contribution plan covering both non-union and union employees of the Company, as well as employees of Energy East Corporation's (Energy East) family of companies that elect to participate under the Plan provisions. Energy East, the parent corporation of the Company, through its subsidiaries, delivers electricity and natural gas to retail customers and provides electricity, natural gas, energy management and other services to retail and wholesale customers in the Northeast.

Eligibility

An employee may become a participant in the Plan as of the first day of any calendar month following their date of hire or any time thereafter.

Contributions

Contributions to the Plan are allocated to participant accounts.

Participant contributions, with certain exceptions, range from 1% to 50% of the participant's base compensation which includes base earnings plus shift differential, certain commissions and any eligible bonuses from both Tier I and Tier II of the Company's Group Incentive Plan. Participant contributions are subject to limitations stipulated by the Code. As of January 1, 2002, participants age 50 or over by the end of the Plan year can make an additional contribution to the Plan in accordance with and subject to the limitations of Section 414(v) of the Code. The maximum additional contribution in 2004 was $3,000 and increased by $1,000 a year until reaching a maximum of $5,000 in 2006.

As of April 1, 2002, the Plan accepts rollovers from other qualified plans, as well as 403(b) and government 457 plans, traditional Individual Retirement Accounts (IRAs), conduit IRAs (but not Roth IRAs), after-tax distributions from employer retirement plans and spousal death benefit payments.

The Energy East Corporation Stock Fund is an Employee Stock Ownership Plan (ESOP). Dividends from the ESOP may be reinvested or taken in cash. The Company contributes solely to the Energy East Corporation Stock Fund an amount equivalent to 50% of the first 6% of participant's contributions. The participant can transfer the Company's matching contribution in the Energy East Corporation Stock Fund to other investment options.

Participants can direct the investment of their contributions into various investment options offered by the Plan.

Rochester Gas and Electric Corporation
Savings Plus Plan
Notes to Financial Statements
December 31, 2005 and 2004

1.   DESCRIPTION OF THE PLAN  (Continued)

Benefit Payments

Upon termination of service a participant may elect either a lump sum amount equal to the value of the participant's interest in the participant's account, or installments over a period permissible under the Code. Distributions from all investment options, except the Energy East Corporation Stock Fund, are made in cash. Distributions from the Energy East Corporation Stock Fund are made in either whole shares of Energy East common stock or in cash, as specified by the participant, except as may otherwise be determined by the Plan's administrative committee, and except that the value of any fractional share shall be paid in cash.

Vesting

Participants have full and immediate vesting rights in participant and employer contributions, investment earnings and other amounts allocated to their accounts.

Participant Loans

Participants may, under certain circumstances, borrow against their account balances. The principal amount of the loan is subject to certain limitations as defined in the Plan document. The term of the loan may not exceed five years except for primary residence loans, which can have terms up to fifteen years, and the interest rate will be equal to the prime interest rate listed in the Wall Street Journal on the first business day of the month in which the loan is issued. This provides the Plan with a return commensurate with the interest rate charged by persons in the business of lending money for loans which would be made under similar circumstances. The loan must be repaid by payroll deductions over the term of the loan. Loan payments are credited to an applicable fund based upon the participant's current elections. If a participant's employment terminates for any reason, the loan will become immediately due and payable and must be paid within 90 days from the date of termination or will be considered a taxable distribution to the participant. The interest rate on loans outstanding at year end range from 4.00% to 9.44% for 2005, and 5.00% to 11.50% for 2004.

2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements are prepared on an accrual basis and in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year-end. The stable value fund is stated at contract value. The Energy East Stock Fund, comprised solely of Energy East common stock, is valued at its quoted market price at year-end. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.

Rochester Gas and Electric Corporation
Savings Plus Plan
Notes to Financial Statements
December 31, 2005 and 2004

2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it has the right to discontinue contributions at any time and terminate the Plan subject to the provisions of the Company's collective bargaining agreement. In the event of termination of the Plan, the net assets of the Plan are set aside, first, for payment of all Plan expenses and, second, for distribution to the participants, based upon the balances in their individual accounts.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

3.   INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets at December 31, 2005 and 2004:
	2005	2004

T. Rowe Price Growth Stock Fund	$ 35,313,637	$ 41,979,876
Fidelity Diversified International Fund	14,246,238	-
T. Rowe Price Equity Income Fund	44,723,800	50,634,021
T. Rowe Price Small Cap Value Fund	14,960,311	14,582,052
Energy East Corporation Stock Fund	13,800,491	15,757,354
Pimco Total Return Fund	17,659,235	18,132,116
Vanguard Explorer	22,025,007	25,825,778
J. P. Morgan Stable Value Fund	70,315,902	72,032,782

The plan has a deposit administration contract with J.P. Morgan (JPM). JPM maintains the Plan's deposits in a synthetic guaranteed investment contract, to which it adds interest at the contract rate (adjusted quarterly, not below 0%; 5.4% at December 31, 2005). Deposits into this contract are guaranteed the contract minimum rate of return. The weighted average interest rate earned for the year ended December 31, 2005 was 4.82%. Withdrawals are permitted at any time without penalty and the contract has been determined to be fully benefit responsive as defined in SOP 94-4. The investment is carried at contract value as reported by JPM. The fair value of the investment is not materially different from its contract value at December 31, 2005.

Rochester Gas and Electric Corporation
Savings Plus Plan
Notes to Financial Statements
December 31, 2005 and 2004

3.   INVESTMENTS (Continued)

Plan investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value during 2005 and 2004 as follows:
	2005	2004

Registered Investment Companies	$ 3,776,688	$ 17,548,280
Stable Value Fund	3,265,660	-
Energy East Corporation Stock Fund	(2,475,458)	2,334,165

	$ 4,566,890	$ 19,882,445

4.   INCOME TAX STATUS

The company has received its most recent determination letter from the Internal Revenue Service dated April 4, 2000, that the Plan qualifies as a tax deferred savings plan under Sections 401(a) and 401(k) of the Code. The Plan has been amended since receiving the determination letter. The Plan Administrator and management believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

5.   RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of registered investment companies managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan. Certain other investments are in the synthetic guaranteed investment contract managed by JPM or the Energy East Stock Fund. Transactions with these parties qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

6.   ADMINSTRATIVE EXPENSES

Substantially all of the administrative expenses are paid for by the Company.

Rochester Gas and Electric Corporation
Savings Plus Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2005
	Identity of Issue	Description of Investment	Current Value

*	JPMCB Intermediate Bond Fund	Commingled Fund	$ 68,060,638
*	JPMCB Liquidity Fund	Commingled Fund	1,251,668
	Monumental Life Insurance Co.	Fully benefit responsive wrapper contract	334,532
	UBS AG	Fully benefit responsive wrapper contract	334,532
	IXIS Financial Products, Inc.	Fully benefit responsive wrapper contract	334,532

	Subtotal Stable Value Fund		70,315,902
	Pimco Total Return Fund	Registered Investment Company	17,659,235
*	T. Rowe Price Equity Income Fund	Registered Investment Company	44,723,800
	Domini Social Equity Class R	Registered Investment Company	29,285
	Fidelity Diversified International Fund	Registered Investment Company	14,246,238
*	T. Rowe Price Growth Stock Fund	Registered Investment Company	35,313,637
*	T. Rowe Price Retirement Income Fund	Registered Investment Company	456,324
*	T. Rowe Price Retirement 2005 Fund	Registered Investment Company	261,852
*	T. Rowe Price Retirement 2010 Fund	Registered Investment Company	3,177,847
*	T. Rowe Price Retirement 2015 Fund	Registered Investment Company	4,367,787
*	T. Rowe Price Retirement 2020 Fund	Registered Investment Company	4,306,658
*	T. Rowe Price Retirement 2025 Fund	Registered Investment Company	2,899,993
*	T. Rowe Price Retirement 2030 Fund	Registered Investment Company	1,540,529
*	T. Rowe Price Retirement 2035 Fund	Registered Investment Company	556,145
*	T. Rowe Price Retirement 2040 Fund	Registered Investment Company	497,175
*	T. Rowe Price Retirement 2045 Fund	Registered Investment Company	423
*	T. Rowe Price Small Cap Value Fund	Registered Investment Company	14,960,311
	Vanguard Explorer	Registered Investment Company	22,025,007
	Vanguard Institutional Index Fund	Registered Investment Company	11,824,484
*	Energy East Corporation Stock	Energy East Corporation Stock Fund	13,800,491
*	Loan Fund	Participant Loans (4.00% - 9.44%)	4,684,317

	Total assets held at end of year		$ 267,647,440

*	Party-in-interest